PECO II, Inc. 1376 State Route 598 Galion, OH 44833 (419) 468-7600 Fax (419) 468-9164 www.peco2.com

May 27, 2005

Via Edgar and FedEx

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Peco II, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 0-31283

Dear Mr. Decker,

We have received your comments to our Annual Report on Form 10-K for the year ended December 31, 2004, filed by Peco II, Inc. (the “Company”), set forth in your letter dated as of April 28, 2005. Our responses to your comments in this letter are numbered to correspond to the numbers contained in your April 28, 2005 letter. We respectfully respond to the comments as follows:

General

1.	With respect to your comments that request additional disclosures or other revisions, we have provided in our responses below to your comments our intended disclosure for future filings, where appropriate.

Results of Operations, page 15

2.	In future filings, when we discuss multiple business reasons why a line item in our results of operation has changed, we will attempt to quantify the incremental impact of each individual reason discussed on the overall change in the line item. Our intended, revised disclosure of the year ended December 31 2004 compared to year ended December 31, 2003, which we intend to file as part of our Annual Report on Form 10-K for the year ended December 31, 2005 is as follows:

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales. Net sales declined $7.0 million, or 18.2%, to $31.6 million for the year ended December 31, 2004 from $38.6 million for the year ended December 31, 2003. A 2.9% increase in product net sales was not enough to overcome a 42% decrease in services net sales. We believe this decline primarily was due to a slow ramp up by our customers of service related projects in their announced CAPEX budget increases in the first two quarters of 2004.

Net sales in our product segment increased by $579 thousand, which occurred in the third quarter of 2004, with the result being $21.1 million for the year ended December 31, 2004 as compared to $20.5 million for year ended December 31, 2003. We saw a slight upward trend in the product segment as our customers increased their CAPEX spending and such increases reached the power product level in our customers’ procurement processes. As of December 31, 2004, our product backlog, which represents total dollar volume of firm sales orders not yet recognized as revenue, had increased to $3.5 million from $596 thousand at December 31, 2003.

Net sales in our service segment decreased by $7.6 million, resulting in $10.5 million for year ended December 31, 2004 as compared with $18.1 million for year ended December 31, 2003. This decrease was due to the loss of a customer as a result of local service competition that is cropping up across the country. As of December 31, 2004, our service backlog, which represents total dollar volume of firm sales orders not yet recognized as revenue, had decreased to $1.0 million from $1.6 million at December 31, 2003.

Gross Margin. Gross margin dollars increased $19.5 million to a positive margin of $4.1 million in 2004 as compared to a negative margin of $15.4 million in 2003. Gross margin as a percentage of net sales increased to a positive 13.0% in 2004 compared to a negative 39.8% in 2003. A significant increase in both product margins and service margins from 2003 to 2004 contributed to the overall increase in gross profit margin.

The product gross margin increased to a positive $3.4 million in 2004 as compared to 2003, which was a negative $12.1 million. This increase was attributable primarily to increased product sales volume, a focus on product cost reductions, and increased absorption. We improved product standard margins via cost reductions, which resulted in a 1% improvement in 2004 to 32% as compared to 31% in 2003. In addition, we had $3.0 million of additional absorption in 2004 as compared to 2003. We did not recognize any impairment in 2004, while 2003’s gross margin reflected an $8.6 million inventory impairment charge along with a $3.3 million machinery and equipment impairment charge. Gross margin as a percentage of product sales increased to 16.1% in 2004 compared to a negative 59.3% in 2003 that included impairments.

The service segment gross margin increased to a positive $714 thousand in 2004 as compared with the 2003 negative gross margin of $3.2 million. Our new project management structure for services positively impacted the 2004 gross margin along with the loss of a customer mentioned in the net sales comparison above. Service gross margin as a percentage of sales is a positive 6.8% in 2004 as compared to a negative 17.8% in 2003.

Research, Development and Engineering. Research, development and engineering expense decreased to $3.0 million in 2004 from $3.8 million in 2003, representing a decrease of $830 thousand. In prior periodic reports on Form 10-K, we have measured R&D expenditures as a percentage of total sales. Ideally, R&D should be compared to product sales only and we have included this change for 2004 and will continue going forward. As a percentage of net sales, research, development and engineering expense decreased to 14.0% in 2004 from 18.5% in 2003. This percentage decrease is largely the result of the continued effort to reduce expenses along with the more efficient design of flexible, modular power. This modularity concept is starting to show some financial results. Fourth quarter 2004 research, development, and engineering expenses were $772 thousand, compared to $708 thousand in the fourth quarter 2003. This represented a 9.0% increase.

Selling, General and Administrative. Selling, general and administrative expense decreased to $8.0 million in 2004 from $10.4 million in 2003, representing a decrease of $2.4 million. As a percentage of net sales, selling, general and administrative expense decreased to 25.2% in 2004 from 26.8% in 2003. This percentage decrease was a result of the continued effort to align expenses to revenue by way of cost cutting efforts.

Interest Income. Interest income, net, was $149 thousand in 2004 compared to $91 thousand in 2003. The increase in interest income, net, in the current year was due primarily to the increase in interest rates over the course of the year.

Income Taxes. As a result of our significant operating losses in 2004 and 2003, we determined a valuation allowance for our net deferred tax assets was required. As such, our effective income tax rate was 3.6% in 2004, compared to an effective rate of 0.1% in 2003.

Liquidity and Capital Resources, page 18

3.	In future filings, we will more thoroughly and directly discuss liquidity and capital resources on a long-term basis, in addition to our discussion of liquidity on a short-term basis. The following is indicative of the type of such additional disclosure that we intend to make in future filings, where appropriate, provided our long-term outlook on liquidity and capital resources does not change between the date of this letter and the date of any filing containing such disclosure:

We believe that cash and cash equivalents, anticipated cash flow from operations, and our credit facilities will be sufficient to fund our working capital and capital expenditure requirements for the next 12 months. For the long-term, we expect operations to become cash flow positive as a result of increased sales volumes for both our product and service segments, along with improved margins resulting from our new “building block architecture” for our power systems. We also intend to maintain inventories at a reasonable level. If our working capital needs significantly increase, however, due to circumstances such as or inability to operate on a cash flow positive basis; sustained weakness in the telecommunications industry resulting in decreased demand for the Company’s products and services and operating losses; faster than expected growth resulting in increased accounts receivable and inventory; additional investment or acquisition activity; research and development efforts; or as a result of capital expenditures, we may have to increase our credit facilities or generate additional funding through the issuance of debt or equity. There can be no assurance, however, that additional financing will be available on terms favorable to the Company or at all.

4.	In future filings, we will include the estimated interest payments on our debt and any assumptions made to derive these amounts in our table of contractual obligations. The following is our contractual obligations table with the above items included as of December 31, 2004:

In Thousands	Total	2005	2006	2007	2008	2009	After 2010
Industrial Revenue Bonds (1)
Principal	5,860	240	250	270	280	290	4,530
Interest	2,974	198	217	233	247	257	1,822
Capital Lease Obligations (2)	631	121	121	389
Operating Lease Payments (3)	881	407	245	90	92	47
Other Purchase Obligations	76	38	38

Total	10,422	1,004	871	982	619	594	6,352

(1)	These amounts are included on our Consolidated Balance Sheets. These amounts are for the industrial revenue bonds which are backed by standby letters of credit totaling $5.9 thousand at December 31, 2004, which expire on August 7, 2020. This schedule displays the contractual payment amounts even though the entire amount is classified as a current liability at December 31, 2004. See Note 4 of the Notes to the Consolidated Financial Statements for additional information about our debt and related matters. Estimated interest was calculated using the rates at December 31, 2004 (Bond A at 2.2%, Bond B at 2.55%) and increasing them 1% for 2005 and .5% each year thereafter, capping at 6% for each bond.
(2)	The present value of these obligations, excluding interest, is included on our Consolidated Balance Sheets. See Note 6 of the Notes to the Consolidated Financial Statements for additional information about our capital lease obligations.

(3)	Our operating lease obligations are described in Note 6 of the Notes to the Consolidated Financial Statements. A portion of these obligations is backed by a letter of credit totaling $194 thousand at December 31, 2004, which expires on October 31, 2006.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 28

5.	The product segment cost of goods sold includes various components. In addition to the standard material and labor costs, there are other various expenses such as: freight, purchasing and material control costs, shipping and receiving costs, quality control costs, and industrial engineering. There is also a warehousing expense and information technology expense allocation.

The service segment cost of goods sold includes all expense items related to specific jobs, such as labor, material and freight. In addition there are purchasing, material control, and quality control expenses and a warehousing expense allocation.

The selling, general and administrative expense line includes administrative, corporate governance, accounting, information technology, sales and marketing expenses.

Based on your instruction in comment five, we understand that no additional disclosure will be required in future filings because we do not exclude a portion of our distribution network costs in cost of goods sold.

Note 2 - Segment Information, page 33

6.	Please see our reconciliation in table format below:

PECO II, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

Reconciliation - SEC Request #6

	2004	2003	2002
Gross Margin:
Product	3,389	(12,145)	(14,384)
Services	714	(3,220)	290

	4,103	(15,365)	(14,094)

Operating Expenses:
Product	6,310	12,146	28,489
Services	10,591	8,893	4,509

	16,901	21,039	32,998

Loss from Joint Venture:
Product	—	—	—
Services	(84)	—	—

	(84)	—	—

Interest Income-net:
Product	149	93	308
Services	—	(2)	—

	149	91	308

Loss before income tax
Product	(2,772)	(24,198)	(42,565)
Services	(9,961)	(12,115)	(4,219)

	(12,733)	(36,313)	(46,784)

Note 6 – Line of Credit and Long-Term Debt, page 36

7.	The following is indicative of the type of additional disclosure that we intend to make in future filings, where appropriate, provided future circumstances do not change the classification of our industrial revenue bonds:

A summary of the Company’s long-term debt outstanding is as follows:

	December 31,
	2004	2003
Industrial revenue bonds for $6,500 from the county of Arapahoe, Colorado; $2,000 Series A Bonds due August 2021, adjustable rate interest at 2.2%; $4,500 Series B Bonds due August 2017, adjustable rate interest at 2.55%	$5,860	$6,080

Total	5,860	6,080
Less—current portion	5,860	6,080

	$—	$—

We intend to sell the Denver, Colorado facility and pay off these bonds. We signed a purchase agreement in March 2003. The purchase agreement has been extended per the request of the potential buyer, as the buyer is currently negotiating a lease of the entire facility with a potential tenant. The building continues to be marketed by our realtors. As a result, the Denver facility and the related bonds will remain classified as a current asset and current liability, respectively in the accompanying consolidated financial statements.

Item 9A – Controls and Procedures, page 43

8.	As stated on page 43 of our Annual Report on Form 10-K, there were no changes in our internal controls over financial reporting during our fourth quarter of 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Please see our disclosure in Item 4 of Part I of our quarterly report on Form 10-Q for the quarter ended March 31, 2005, filed with the Commission on May 13, 2005, for our disclosure regarding material changes in our internal controls during such quarter.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings with the Commission (the “filings”);

•	staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings: and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please contact Sandra A. Frankhouse, Peco II, Inc., at (419) 468-7600 ext 1223.

Thank you for your assistance.

Sincerely,

/s/ Sandra A. Frankhouse
Sandra A. Frankhouse
CFO/Treasurer